Exhibit 99.1

                            Explanation of Responses

(2) Mr. O'Malley directly owns 65 Class A membership units of PP Holding, LLC, a Delaware limited liability company ("PPH"), representing approximately .05% of the outstanding membership interests of PPH. PPH directly owns 10,442,132 shares of Common Stock. Because Mr. O'Malley is not a controlling member of PPH and because Mr. O'Malley does not have or share investment control over the shares of the Issuer's common stock owned by PPH, Mr. O'Malley has no pecuniary interest in such shares of the Issuer's common stock within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934.